

October 7, 2011

<u>Via Email</u>
Chip Patterson, Esq.
MacKenzie Patterson Fuller, LP
1640 School Street
Moraga, California 94556

> **Re:** **Dividend Capital Total Realty Trust, Inc**.
> **Schedule TO-T filed September 30, 2011 by MPF Flagship Fund 14,**
> **LLC., MPF Income Fund 26, LLC, MPF Northstar Fund, LP, MPF**
> **Flagship Fund 15, LLC, MPF Platinum Fund, LP, Coastal Realty**
> **Business Trust and Mackenzie Patterson Fuller**
> **File No. 005-85609**

Dear Mr. Patterson:

We have limited our review of the filing to those issues we have addressed in our comments below. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Schedule TO-T

How will I be notified if the offer is extended?

1. Please revise the response under this heading to clarify, as done in Section 5, that you will also communicate notice of an extension by press release.

Introduction

2. Please supplement your disclosure regarding future plans to reference the prior offer for the subject company that had been launched on September 23, 2011, inclusive of an explanation of the price offered and the reasons for termination.

Establishment of the Offer Price

3.   You reference the market price of shares as reported by independent sources and disclose that you do not know whether the information is accurate and complete. We remind you that you are responsible for the accuracy and completeness of the disclosure included in the Offer to Purchase. While you may include appropriate language about the limits on the reliability of the information, you may not disclaim responsibility for its accuracy or completeness. Please revise your disclosure accordingly.

Tender Offer

Section 3. Procedures for Tendering Shares

Determination of Validity; Rejection of Shares…

4.   We note your statement that you will determine, in your sole discretion, all questions as to the form and validity (including time of receipt) and your determination will be "final and binding." Please delete this language, or disclose that disputes regarding such determination may be submitted by shareholders to arbitration or court of competent jurisdiction. This comment also applies to disclosure under "Withdrawal Rights". Please revise your disclosure accordingly.

Conditions of the Offer

5.   Refer to condition (b). Clarify whether "any action taken" refers only to actions taken by a federal or state court, government or governmental authority or agency, other than the application of the waiting period provisions of the HSR Act, as amended. If "any action taken" relates to *any* action taken, including those that go beyond the scope of actions taken by the aforementioned entities, revise the condition to clarify this fact. We may have further comment.

6.   When an offer condition is triggered by events that occur during the offer period and before the expiration of the offer, the bidders should inform holders of securities how they intend to proceed promptly, rather than wait until the end of the offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration. Please confirm your understanding in your response letter.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the bidders are in possession of all facts relating to the disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from each bidder acknowledging that:

- the bidder is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the bidder may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact me at (202) 551-3757 if you have any questions regarding our comments. You may also contact us via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Mellissa Campbell Duru

Mellissa Campbell Duru
Special Counsel
Office of Mergers & Acquisitions